UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Garmin Ltd.
(Name of Issuer)

Registered Shares
(Title of Class of Securities)

H2906T 109
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H2906T 109	Page 2 of 11 pages

1.	Name of Reporting Person.
I.R.S. Identification Nos. of above persons (entities only).

Min H. Kao
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA
	5.	Sole Voting Power
Number of
Shares		9,291,188*
Beneficially	6.	Shared Voting Power
Owned by
Each		24,443,568*
Reporting	7.	Sole Dispositive Power
Person
With		9,291,188*
	8.	Shared Dispositive Power

24,443,568*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

33,734,756*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☒

11.	Percent of Class Represented by Amount in Row (9)

17.19%
12.	Type of Reporting Person

IN

*	As described in Item 4 below, the number of shares reported excludes 5,207,824 Registered Shares held by the Yu-Fan C. Kao Revocable Trust 9/28/95, over which Registered Shares Min H. Kao’s spouse has sole voting and dispositive power. Min H. Kao disclaims beneficial ownership of these 5,207,824 Registered Shares and nothing herein shall be construed as an admission that Min H. Kao is the beneficial owner of such Registered Shares.

CUSIP No. H2906T 109	Page 3 of 11 pages

1.	Name of Reporting Person.
I.R.S. Identification Nos. of above persons (entities only).

Yu-Fan C. Kao
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA
	5.	Sole Voting Power
Number of
Shares		5,207,824*
Beneficially	6.	Shared Voting Power
Owned by
Each		24,443,568*
Reporting	7.	Sole Dispositive Power
Person
With		5,207,824*
	8.	Shared Dispositive Power

24,443,568*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,651,392*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☒

11.	Percent of Class Represented by Amount in Row (9)

15.11%
12.	Type of Reporting Person

IN

*	As described in Item 4 below, the number of shares reported excludes 9,291,188 Registered Shares held by the Min-Hwan Kao Revocable Trust 9/28/95, over which Registered Shares Yu-Fan C. Kao’s spouse has sole voting and dispositive power. Yu-Fan C. Kao disclaims beneficial ownership of these 9,291,188 Registered Shares.

CUSIP No. H2906T 109	Page 4 of 11 pages

1.	Name of Reporting Person.
	I.R.S. Identification Nos. of above persons (entities only).

	Jennifer Kao
2.	Check the Appropriate Box if a Member of a Group
			(a) ☐
			(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	USA
	5.	Sole Voting Power
Number of
Shares		0
Beneficially	6.	Shared Voting Power
Owned by
Each		12,221,784
Reporting	7.	Sole Dispositive Power
Person
With		0
	8.	Shared Dispositive Power

		12,221,784
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	12,221,784
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐

11.	Percent of Class Represented by Amount in Row (9)

	6.22%
12.	Type of Reporting Person

	IN

CUSIP No. H2906T 109	Page 5 of 11 pages

1.	Name of Reporting Person.
	I.R.S. Identification Nos. of above persons (entities only).

	Kenneth Kao
2.	Check the Appropriate Box if a Member of a Group
			(a) ☐
			(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	USA
	5.	Sole Voting Power
Number of
Shares		0
Beneficially	6.	Shared Voting Power
Owned by
Each		12,221,784
Reporting	7.	Sole Dispositive Power
Person
With		0
	8.	Shared Dispositive Power

		12,221,784
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	12,221,784
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐

11.	Percent of Class Represented by Amount in Row (9)

	6.22%
12.	Type of Reporting Person

	IN

CUSIP No. H2906T 109	Page 6 of 11 pages

Item 1(a)	Name of Issuer: Garmin Ltd.

Item 1(b)	Address of Issuer's Principal Executive Offices: Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland

Item 2(a)	Name of Person Filing: (i) Min H. Kao
(ii)	Yu-Fan C. Kao
(iii)	Jennifer Kao
(iv)	Kenneth Kao

Item 2(b)	Address of Principal Business Office or, if none, Residence: 1200 East 151st Street, Olathe, Kansas 66062 for each person listed in 2(a)(i) - (iv)

Item 2(c)	Citizenship: USA for each person listed in 2(a)(i)-(iv)

Item 2(d)	Title of Class of Securities: Registered Shares

Item 2(e)	CUSIP Number: H2906T 109

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

☒ Not applicable. (For each person listed in 2(a)(i)-(iv))

CUSIP No. H2906T 109	Page7 of 11 pages

Item 4.	Ownership

(a)	Amount beneficially owned: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	33,734,756 (1) 29,651,392 (2) 12,221,784 (3) 12,221,784 (3)
(b)	Percent of class: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	17.19% 15.11% 6.22% 6.22%

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	9,291,188 5,207,824 0 0
	(ii)	shared power to vote or to direct the vote: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	24,443,568 24,443,568 12,221,784 12,221,784
	(iii)	sole power to dispose or to direct the disposition of: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	9,291,188 5,207,824 0 0
	(iv)	shared power to dispose or to direct the disposition of: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	24,443,568 24,443,568 12,221,784 12,221,784

(1)	Of the 33,734,756 Registered Shares, (i) 9,291,188 Registered Shares are held by the Min-Hwan Kao Revocable Trust 9/28/95, over which Registered Shares Min H. Kao has sole voting and dispositive power, and (ii) 24,443,568 Registered Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and together share voting and dispositive power with respect to those Registered Shares. In addition to the 33,734,756 Registered Shares reported, 5,207,824 Registered Shares are held by the Yu-Fan C. Kao Revocable Trust 9/28/95, over which Registered Shares Min H. Kao’s spouse has sole voting and dispositive power. Min H. Kao disclaims beneficial ownership of these 5,207,824 Registered Shares.

CUSIP No. H2906T 109	Page 8 of 11 pages

(2)	Of the 29,651,392 Registered Shares, (i) 5,207,824 Registered Shares are held by the Yu-Fan C. Kao Revocable Trust 9/28/95, over which Registered Shares Yu-Fan C. Kao has sole voting and dispositive power, and (ii) 24,443,568 Registered Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and together share voting and dispositive power with respect to those Registered Shares. In addition to the 29,651,392 Registered Shares reported, 9,291,188 Registered Shares are held by the Min-Hwan Kao Revocable Trust 9/28/95, over which Registered Shares Yu-Fan C. Kao’s spouse has sole voting and dispositive power. Yu-Fan C. Kao disclaims beneficial ownership of these 9,291,188 Registered Shares.

(3)	A revocable trust established by Jennifer Kao holds 12,221,784 Registered Shares and a revocable trust established by Kenneth Kao holds 12,221,784 Registered Shares. Min H. Kao and Yu-Fan C. Kao are co-trustees for each of these trusts and together share voting and dispositive power with respect to the Registered Shares held by those trusts. However, Jennifer Kao may be deemed the beneficial owner of the 12,221,784 Registered Shares held by the trust that she established because she has the power to revoke that trust, and Kenneth Kao may be deemed the beneficial owner of the 12,221,784 Registered Shares held by the trust that he established because he has the power to revoke that trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

CUSIP No. H2906T 109	Page 9 of 11 pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. H2906T 109	Page 10 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2013

By:	/s/ Min H. Kao
Name:	Min H. Kao

By:	/s/ Yu-Fan C. Kao
Name:	Yu-Fan C. Kao

By:	/s/ Min H. Kao	by	Min H. Kao, attorney-in-fact
Name:	Jennifer Kao

By:	/s/ Min H. Kao	by	Min H. Kao, attorney-in-fact
Name:	Kenneth Kao

Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among Min H. Kao, Yu-Fan C. Kao, Jennifer Kao and Kenneth Kao, this statement on Schedule 13G is filed on behalf of each of them.

CUSIP No. H2906T 109	Page 11 of 11 pages

EXHIBIT I

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: January 18, 2013

MIN H. KAO

/s/ Min H. Kao
Min H. Kao

YU-FAN C. KAO

/s/ Yu-Fan C. Kao
Yu-Fan C. Kao

JENNIFER KAO

/s/ Min H. Kao	by	Min H. Kao, attorney-in-fact
Jennifer Kao

KENNETH KAO

/s/ Min H. Kao	by	Min H. Kao, attorney-in-fact
Kenneth Kao